Exhibit 99.70

DHX Media Licences 'Deadtime Stories' to UK Broadcaster

HALIFAX, Nov. 1, 2013 /CNW/ - DHX Media, a leading independent creator, producer, distributor and licensor of children's entertainment content, has licensed its TV series Deadtime Stories to CITV in the UK. Deadtime Stories debuted in the US earlier this month on Nickelodeon.

The property is based on the book series of the same name, written by Annette and Gina Cascone, which originally included 17 titles and has sold over 2 million copies. It has been republished and released in hardcover, paperback and digital by major publisher Tor Books/Starscape, a division of the Macmillan Group, in addition to being carried by Scholastic.

About DHX Media

DHX Media (www.dhxmedia.com) is a leader in the creation, production and licensing of family entertainment rights. DHX Media owns, markets and distributes 9,500 half hours of children's entertainment content, and exploits owned properties through its consumer products licensing business. DHX Media is recognized for brands such as Yo Gabba Gabba!, Caillou, Teletubbies, In the Night Garden, Inspector Gadget, Johnny Test and Super WHY!. DHX Media's full-service international licensing agency, Copyright Promotions Licensing Group, (CPLG), represents numerous entertainment, sport and design brands. DHX Media has offices in Toronto, Los Angeles, Vancouver, Halifax, London, Paris, Barcelona, Milan, Munich and Amsterdam and is listed on the Toronto Stock Exchange.

SOURCE: DHX Media Ltd.

%SEDAR: 00023380E

For further information:

Enquires:

David A. Regan - EVP, Corporate Development & IR

+1 902-423-0260

CO: DHX Media Ltd.

CNW 07:00e 01-NOV-13